UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                             United Financial Corp.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   81-4239109
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                                 (CUSIP Number)

                                  Kurt R. Weise
                             United Financial Corp.
                          5500 Wayzata Blvd., Suite 145
                             Golden Valley, MN 55416
                                  612-542-3001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 81-4239109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     JOHN M. MORRISON


2.   Check The Appropriate Box If A Member Of A Group*
                                                        (a) [ ]
                                                        (b) [_]

3.   Sec Use Only



4.   Source Of Funds

     PF


5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) or 2(e)                                     [_]


6.   Citizenship Or Place Of Organization

     UNITED STATES

                                7.    Sole Voting Power
      Number Of                       JOHN M. MORRISON- 455,020
       Shares
     Beneficially               8.    Shared Voting Power
      Owned By                        0
        Each
      Reporting                 9.    Sole Dispositive Power
       Person                         JOHN M. MORRISON- 455,020
        With
                                10.   Shared Dispositive Power
                                      0

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     455,020 (excluded 40,440 shares held by spouse)

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [X]

13.  Percent Of Class Represented By Amount In Row (11)

     26.8% (excludes shares held by spouse)

14.  Type Of Reporting Person*
     IN

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 81-4239109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     SUSAN M. MORRISON, INDIVIDUALLY AND AS TRUSTEE


2.   Check The Appropriate Box If A Member Of A Group*
                                                        (a) [ ]
                                                        (b) [_]

3.   Sec Use Only



4.   Source Of Funds

     PF


5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) or 2(e)                                     [_]


6.   Citizenship Or Place Of Organization

     UNITED STATES

                                7.    Sole Voting Power
      Number Of                       SUSAN M. MORRISON- 40,440
       Shares
     Beneficially               8.    Shared Voting Power
      Owned By                        0
        Each
      Reporting                 9.    Sole Dispositive Power
       Person                         SUSAN M. MORRISON- 40,440
        With
                                10.   Shared Dispositive Power
                                      0

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     40,440 (excludes 455,020 shares held by spouse)

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [X]

13.  Percent Of Class Represented By Amount In Row (11)

     2.4% (excludes shares held by spouse)

14.  Type Of Reporting Person*
     IN

This Amendment No. 2 to Schedule 13D of John M. Morrison and Susan M. Morrison relating to the common stock of United Financial Corp. is being filed to report additional purchases of common stock by John M. Morrison.

ITEM 1. SECURITY AND ISSUER.

     Security- Common Stock, no par value per share
     Issuer- United Financial Corp., a Minnesota Corporation
     Principal Executive Office-  120 1st Ave. No., Great Falls, MT 59401


ITEM 2. IDENTITY AND BACKGROUND.

(a)  Name: John M. Morrison
           Susan M. Morrison, individually and as Trustee

(b)  Residence or Business Address:
                 5500 Wayzata Blvd., Suite 145
                 Golden Valley, MN 55416

(c)  Present Principal Occupation:
                 John M. Morrison--Chairman of United Financial Corp., Chairman of Central Bancshares Inc.
                 See item 2(b) for address

                 Susan M. Morrison- Homemaker

(d)  Convictions in the last 5 years: John M. Morrison  NONE
           Susan M. Morrison  NONE

(e)  Securities law violations in the last 5 years: John M. Morrison  NONE
           Susan M. Morrison  NONE

(f)  Citizenship: United States of America for both John M. Morrison and Susan
     M. Morrison


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     58,300 shares of United Financial Corp. common stock were purchased by John
M. Morrison on May 27, 1999, for $1,340,900, or $23 per share. This purchase was funded using $50,000 cash and $1,290,900 drawn on an existing line of credit from Norwest Bank. Additionally, on May 27, 1999 Mr. Morrison purchased 11,700 shares of United Financial Corp. in his IRA, for $269,100, or $23 per share. Mr. Morrison and Mrs. Morrison each purchased 300 shares on May 19, 1999 for $6,588 from funds available in their respective Individual Retirement Accounts.


ITEM 4. PURPOSE OF TRANSACTION.

Purchases reported by Mr. Morrison and Mrs. Morrison on this amendment were made for investment purposes.

As reported under Item 2, John M. Morrison currently is the Chairman and a director of United Financial Corp. (the "Company" or "United"). As such, it can be expected that Mr. Morrison will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the types listed below. Except as previously disclosed, neither John nor Susan Morrison have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

John M. Morrison beneficially owns 455,020 shares (26.8% of the outstanding shares of United) of the aggregate of 495,460 (29.2%) reported hereby and has sole voting power and dispositive power with respect thereto. Of the 455,020 shares, 63,000 are held by Central Bancshares Inc., of which Mr. Morrison owns 100% of the outstanding common stock and 13,000 shares are held in Mr. Morrison's IRA. Susan M. Morrison holds 40,440 shares, (2.4%). Of those shares, 39,140 are held by Mrs. Morrison as trustee of two trusts for children of John and Susan Morrison and 1,300 shares are held in Mrs. Morrison's IRA. Susan M. Morrison has sole voting and dispositive powersfor the trusts. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person. The adult children have rights to receive dividends on shares held in their respective trusts.

Transactions effected since December 31, 1998:

     Date          No. of Shares      Price Per Share       Where/How Effected
     ----          -------------      ---------------       ------------------

     5/19/99             300           $21.96/Share        Open Market Purchase
     5/19/99             300           $21.96/Share        Open Market Purchase
     5/27/99          58,300           $23.00/Share        Open Market Purchase
     5/27/99          11,700           $23.00/Share        Open Market Purchase

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Certain shareholders of United owning 263,200 shares of common stock have granted to John M. Morrison rights of first refusal whereby such shareholders have agreed not to sell any shares of United they own for a period of two years from February 3, 1998, without first offering such shares to Mr. Morrison.
The form of this agreement is filed as Exhibit B.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A. Written Agreement to file Jointly: Incorporated by reference to the initial filing of this Schedule.

B. Form of Right of First Refusal Agreement: Incorporated by reference to the initial filing of this Schedule.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  May 27, 1999
                                         /s/ John M. Morrison
                                        --------------------------------------
                                         John M. Morrison


                                         /s/ Susan M. Morrison
                                        --------------------------------------
                                         Susan M. Morrison, Trustee